SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of October, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒          Form 40-F  ☐

Enclosures:

1.               Nokia Press Release: October 27, 2004:
“Nokia wins USD 115 million GSM/EDGE expansion deal with Oi in Brazil”

2.               Nokia Press Release; October 13, 2004
“Nokia and TeliaSonera Finland successfully conduct world’s first EDGE-WCDMA 3G packet data handover in commercial network”

3.               Nokia Press Release; October 07, 2004
“Bharat Sanchar Nigam Limited (BSNL) awards over 200 million euro contract to Nokia for GSM/EDGE and GPRS network expansion in North India”

4.               Nokia Press Release: October 05, 2004
“Intel collaborates with Nokia and Symbian to help deliver Series 60 Platform-based 3G smartphones using Intel Technology”

PRESS RELEASE
October 5, 2004

Intel collaborates with Nokia and Symbian to help deliver Series 60 Platform-based 3G smartphones using Intel Technology

Symbian Expo, London, UK – October 5, 2004 – Intel Corporation, Nokia Corporation and Symbian Ltd. announced today a collaboration to bring smartphones based on the Nokia Series 60 Platform to market using Intel technology, as part of Intel’s recent membership in the Nokia Series 60 Product Creation Community.  Also, Intel and Symbian have agreed to invest in the joint development of a reference platform to enable a new class of 3G devices based on Symbian OS™ and Intel® XScale® Technology.

The Series 60 Platform, built on Symbian OS, is one of the world’s leading smartphone platforms. It is licensed by some of the foremost mobile phones manufacturers including Lenovo, LG Electronics, Nokia, Panasonic, Samsung, Sendo and Siemens. Support for a large color screen, easy-to-use interface and extensive suite of applications make this software platform ideally suited to support new mobile services such as email, browsing and streaming.

As part of its new role as a member of the Series 60 Product Creation Community, Intel will complement the Series 60 Platform by providing high performance, low power processing to enable mobile browsing, multimedia messaging and content downloading, as well as a host of personal information management and telephony applications. The Series 60 Platform is the latest smartphone user interface to be supported by Intel technology.

Also, Intel and Symbian are investing in the co-development of a reference platform.  The development agreement focuses on building the first 3G reference platform that utilizes both Intel’s and Symbian’s expertise in smartphone technology. The reference platform will enable mobile phone manufacturers to create differentiated handsets while significantly reducing development time – speeding the delivery of new phones to market.

“The next generation of handsets for 3G networks will require a platform approach that couples low power and high performance with robust application development,” said Sam Arditi, Vice President and General Manager of Intel’s Cellular and Handheld Group. “Intel’s wireless platforms combine leading edge hardware with Intel’s decades of experience in creating application ecosystems for data networks.  Working with Nokia and Symbian to help bring Series 60-based devices to market means that developers and phone manufacturers will have new compelling tools to deliver on the promise of 3G.”

“We are delighted that Intel is joining the Series 60 Product Creation Community. The wide adoption of Series 60 Platform and Symbian OS by key wireless technology providers like Intel is essential for providing competitive solutions for the smartphone market,” said Antti Vasara, Vice President, Nokia Technology Marketing and Sales. “By joining forces with Intel, Nokia has an additional compelling Series 60 3G offering for handset manufacturers, operators and developers around the world.”

“We are delighted with the collaboration between Nokia, Intel and Symbian to develop a 3G reference platform,” said David Levin, Chief Executive Officer, Symbian, Ltd.  “This co-development marks a deepening of the relationship between Intel and Symbian. By utilizing reference platforms from semiconductor technology providers such as Intel, Symbian OS licensees will be able to focus their energies to develop an even wider variety of differentiated, competitively priced Symbian OS products that meet the specific needs of the market and their network operator customers.”

Media Enquiries:

Intel contacts:

Amy Martin

Tel. +1 408 653 6622

E-mail: amy.martin@intel.com

Nokia contacts:

Nokia Technology Platforms

Communications

Tel. +358 7180 36376

Nokia Americas

Communications

Tel. +1 914 368 0423

E-mail: communications.corp@nokia.com

Symbian contact:

Anatolie Papas, Head of PR

Tel. +44 7810 697306

NOTES TO EDITORS

About Intel

Intel, the world’s largest chipmaker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About Symbian

Symbian is a software licensing company that develops and licenses Symbian OS, the global open industry standard operating system for advanced, data-enabled mobile phones.  Symbian licenses Symbian OS to the world’s leading handset manufacturers. The following Symbian OS licensees have Symbian OS-based mobile phones in production and development: Arima, BenQ, Fujitsu for NTT DoCoMo FOMA, LG, Lenovo, Motorola, Nokia, Panasonic, Sendo, Siemens, Samsung and Sony Ericsson. In 2003, over 6.67 million Symbian OS-based mobile phones were sold worldwide and more than 15 million have been sold to date.

About Symbian Expo

Symbian Expo - the smartphone show, Symbian’s sixth annual Expo is the only event dedicated entirely to the global smartphone industry. It covers every aspect of the smartphone market, from building mobile phones themselves to developing and deploying applications to mobile phone users and takes place at the ExCel Centre in London, UK, on 5th and 6th October 2004 www.symbian.com

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

PRESS RELEASE
October 7, 2004

Bharat Sanchar Nigam Limited (BSNL) awards over 200 million euro contract to Nokia for GSM/EDGE and GPRS network expansion in North India

– Four-million-line deal reinforces Nokia’s strong position in India

Bharat Sanchar Nigam Limited (BSNL), India’s No. 1 telecommunications company, has chosen Nokia to expand its GSM/EDGE and GPRS network in North India in a deal valued at over 200 million euro. Nokia will deploy four million lines across towns, cities, villages and all major state and national highways in the States of Jammu & Kashmir, Haryana, Uttaranchal, Punjab, Uttar Pradesh (both east and west circles), Himachal Pradesh and Rajasthan.

As a part of the agreement that can be extended further, Nokia will supply both core and GSM/EDGE and GPRS radio network equipment, including Base Station Subsystems, Switching Subsystems, Intelligent Network, GPRS Core Network, Short Message Service System, Multimedia Messaging center expansion and Nokia Download Solution. Nokia 5140 handsets are also included.

“BSNL’s vision is to be India’s largest cellular operator with a truly national network footprint providing world class services to consumers across the country. The recent tender for network expansion is testimony of our commitment to bring affordable access, to Indians anywhere, anytime across the country”, said Mr. A. K. Sinha, Chairman and Managing Director, BSNL.

“To achieve this vision, BSNL has chosen Nokia to expand its network by 4 million lines in North India as Nokia has the requisite experience and expertise in building high quality networks,” said Mr. NK Mangla, Director (Commercial & Marketing), BSNL.

“This tender for a GSM turnkey cellular project is one of the largest projects, which will be installed & rolled-out just in 9 months, in the world” said Mr. SD Saxena, Director (Finance)

“Nokia is proud to collaborate with BSNL, India’s leading telecommunications company, on this significant GSM network expansion exercise,” said Mr. Ashish Chowdhary, Country Head, India & South Asia, Networks, Nokia.  “This deployment will enable BSNL to continue offering world-class network quality and services to its end consumers.”

“This deal also underscores Nokia’s commitment to India, fulfilling our promise to bring high-quality equipment and advanced services to India’s mobile world,” added Mr. Chowdhary.  “With this deal, Nokia becomes an equipment supplier to all five leading GSM operators in India”

About Bharat Sanchar Nigam Limited (BSNL)

BSNL is India’s No. 1 telecommunications company and the largest public sector undertaking in India with authorized share capital of $3.6 billion and a net worth of $13.85 billion. It has a pan-India network with over 42 million subscribers across 5000 towns and almost seven million GSM cellular subscribers.

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative

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products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Communications

Networks, Nokia

Tel. (Int.) + 358 (0) 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE
October 13, 2004

Nokia and TeliaSonera Finland successfully conduct world’s first EDGE-WCDMA 3G packet data handover in commercial network

Leading Finnish mobile operator TeliaSonera Finland has successfully conducted the world’s first EDGE-WCDMA packet data handover using Nokia equipment and terminals in a commercial network.  Now TeliaSonera Finland’s customers can enjoy seamless continuation of 3G services while roaming between EDGE and WCDMA networks.

TeliaSonera Finland’s commercial network has been upgraded by Nokia to support intersystem handovers (ISHO) nationwide and the connection was conducted using the world’s first terminal capable of EDGE-WCDMA ISHO – the Nokia 6630 imaging smartphone.

Handovers between WCDMA to GSM/GPRS/EDGE are crucial to quality end user services experience, and are key to the success of the smooth introduction of WCDMA.

“We are encouraged by the success of this packet data EDGE-WCDMA handover with Nokia. This will mean our customers can enjoy seamless 3G services as EDGE bridges the gap between WCDMA and GPRS performance in urban and rural areas,” says Pasi Mehtonen, Vice President, Products and Services, TeliaSonera Finland.

“As the world leader in EDGE technology we are delighted with the success of this packet data handover which marks another important milestone in the smooth evolution of GSM networks to 3G,” says Jan Lindgren, Vice President, TeliaSonera Business Team, Networks, Nokia.

“It is significant that these connections were carried out in a commercial GSM/EDGE network that has been upgraded to support handovers from WCDMA. This clearly demonstrates that EDGE enables seemless coverage for 3G service delivery that is complementary with WCDMA,” he adds.

Handovers in the direction of WCDMA to EDGE and vice versa – as Nokia and TeliaSonera Finland have now demonstrated – are especially important in the initial phases of commercial WCDMA deployment since WCDMA coverage will, in the early phases, not be as ubiquitous as GSM/EDGE service.

TeliaSonera Finland Oyj, the Finnish profit centre of TeliaSonera, offers products and services under the Sonera brand.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia, Networks

Communications

Tel. 358 7180 38198

Email: networks.communications@nokia.com

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Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE
October 27, 2004

Nokia wins USD 115 million GSM/EDGE expansion deal with Oi in Brazil

Oi will implement the first Nokia MSC Server system in the Americas.

Brazilian mobile operator TNL PCS (Oi Celular) has selected Nokia to expand its GSM/EDGE network, in a deal valued at approximately USD 115 million.  Nokia will expand and upgrade Oi’s core network by implementing a state-of-the-art core network solution, including the first Nokia MSC Server system in the Americas, the Nokia Intelligent Content Delivery system and Nokia Push to talk over Cellular (PoC).

Nokia will also significantly expand the capacity of Oi’s radio network in ten states in the north, northeast and southeast of the country.  Deliveries begin immediately.

In addition to expanding the existing network capabilities, Nokia will also provide new, innovative functionalities by introducing the Nokia MSC Server and Nokia Multimedia Gateway, the Nokia Intelligent Content Delivery system and Nokia Push to talk over Cellular (PoC).

Nokia is providing network implementation and project management, as well as implementing the Nokia NetAct(tm) Traffica system for real-time network traffic management.  Nokia will provide solution integration services to integrate the Nokia platforms into Oi’s IT network.

“Nokia’s innovative network solution is an important step in Oi’s future implementation of 3G,” says Mr. Antonio Parrini, Network Director, Oi.  “We see the new architecture of the solution as an ideal way to combine 2G and 3G systems in a cost-efficient manner.”

“With this expansion, Nokia is strengthening our cooperation with Oi,” says Mr. José Roberto Paiva, Oi Account Director, Networks, Nokia.  “We are happy to be consolidating our strong position as a core network supplier in the Brazilian market.”

Nokia has been a major GSM network supplier to Oi since 2001, and is Oi’s sole supplier of GPRS.

The Nokia MSC Server System, Nokia’s new voice core network for 2G and 3G, is a 3GPP Release 4 compliant system that will streamline Oi’s path toward implementing 3G in the future.  With the system, the same core network elements fully handle GSM/EDGE and WCDMA services, allowing a cost-efficient migration to combined GSM/WCDMA networks.

The Nokia Intelligent Content Delivery solution lets operators offer access to services priced to match the value of difference content.  Nokia’s carrier-grade PoC solution provides instant group communication with competitive performance, a full feature set, and a smooth migration path to the upcoming Open Mobile Alliance (OMA) standard.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on four major exchanges.For more information, visit www.nokia.com.

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Media Enquiries:

Nokia, Networks

Communications

Tel.  +358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel